UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                 to SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



                      Millicom International Cellular S.A.
                                (Name of Issuer)

                       Common Shares, par value $2.00 each
                         (Title of Class of Securities)


                                   L6388F 10 2
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

CUSIP No. L6388F 10 2                13G                   Page 2 of 14 Pages

1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Industriforvaltnings AB Kinnevik

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
3           SEC USE ONLY


4           CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden

                           5       SOLE VOTING POWER
        NUMBER OF
                                   17,398,300 Common Shares
         SHARES

      BENEFICIALLY         6       SHARED VOTING POWER

        OWNED BY                   0

          EACH

        REPORTING          7       SOLE DISPOSITIVE POWER

         PERSON                    17,398,300 Common Shares

          WITH
                            8      SHARED DISPOSITIVE POWER

                                   0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,398,300 Common Shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*|_|


11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            35.6% of Common Shares

12          TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Invik & Co. AB

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden


                           5       SOLE VOTING POWER
        NUMBER OF
                                   940,468 Common Shares
         SHARES

      BENEFICIALLY         6       SHARED VOTING POWER

        OWNED BY                   0

          EACH             7       SOLE DISPOSITIVE POWER

        REPORTING                  940,468 Common Shares

         PERSON            8       SHARED DISPOSITIVE POWER

          WITH                     0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            940,468 Common Shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*|X|

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            1.9% of Common Shares

12          TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The estate of Jan H. Stenbeck*

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) |_|
            (b) |_|

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden


                           5       SOLE VOTING POWER
        NUMBER OF
                                   58,636 Common Shares
         SHARES

      BENEFICIALLY         6       SHARED VOTING POWER

        OWNED BY                   0

          EACH

        REPORTING          7       SOLE DISPOSITIVE POWER

         PERSON                    58,636  Common Shares

          WITH             8       SHARED DISPOSITIVE POWER

                                   0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            58,636  Common Shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*|X|

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.1% of Common Shares

12          TYPE OF REPORTING PERSON*

            IN

--------

* Mr. Stenbeck passed away on August 19, 2002. This filing reflects the holdings of his estate, which is being administered by a Luxembourgeois Maitre en droit and is expected to take several years to complete.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a)         Name of Issuer:

                  Millicom International Cellular S.A. ("Millicom")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  75 Route de Longwy
                  L-8080 Bertrange,
                  Luxembourg

Item 2(a)         Name of Person Filing:

                  Industriforvaltnings AB Kinnevik ("Kinnevik")
                  Invik & Co. AB ("Invik")
                  The estate of Mr. Jan H. Stenbeck

Item 2(b)         Address or Principal Office or, if none, Residence:

                  Kinnevik:          Skeppsbron 18
                                     Box 2094
                                     S-103 13 Stockholm, Sweden

                  Invik:             Skeppsbron 18
                                     Box 2095
                                     S-103 13 Stockholm, Sweden

                  Estate of:         c/o Mr. Henri Hellinckx, Maitre en droit
                  Mr. Stenbeck       B.P. 116
                                     L-7502 Mersch, Grand Duchy of Luxembourg

Item 2(c)         Citizenship or Place of Organization:

                  Kinnevik and Invik are organized under the laws of Sweden. Mr. Stenbeck was a Swedish citizen; a Luxembourgeois Maitre en droit has been appointed to administer Mr. Stenbeck's estate.

Item 2(d)         Title of Class of Securities:

                  Common Shares, par value $2.00 each (the "Common Shares")

Item 2(e)         CUSIP Number:

                  L6388F 10 2

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a(n):

                  (a)   |_|         Broker or dealer registered under
                                    Section 15 of the Exchange Act

                  (b)   |_|         Bank as defined in Section 3(a)(6) of
                                    the Exchange Act

                  (c)   |_|         Insurance company as defined in Section
                                    3(a)(19) of the Exchange Act

                  (d)   |_|         Investment company registered under
                                    Section 8 of the Investment Company Act of
                                    1940

                  (e)   |_|         An investment advisor in accordance with
                                    Rule 13d-1(b)(1)(ii)(E)

                  (f)   |_|         An employee benefit plan or endowment
                                    fund in accordance with Rule
                                    13d-1(b)(1)(ii)(F)

                  (g)   |_|         A parent holding company or control
                                    person in accordance with Rule
                                    13d-1(b)(1)(ii)(G)

                  (h)   |_|         A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act

                  (i)   |_|         Church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940

                  (j)   |_|         Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J)

                  This item is not applicable.

Item 4            Ownership.

                  (a)    Amount beneficially owned:
                         Invik: 940,468 Common Shares
                         Kinnevik: 17,398,300 Common Shares
                         The estate of Mr. Stenbeck: 58,636 Common Shares


                  (b)    Percent of Class:
                         Invik: 1.9% of Common Shares
                         Kinnevik: 35.6% of Common Shares
                         The estate of Mr. Stenbeck: 0.1% Common Shares


                  (c)    Number of shares as to which such person has:

                         (i)    sole power to vote or to direct the vote:
                                Invik: 940,468 Common Shares
                                Kinnevik: 17,398,300 Common Shares
                                The estate of Mr. Stenbeck: 58,636 Common Shares


                         (ii)   shared power to vote or to direct the vote:
                                0 Common Shares

                         (iii) sole power to dispose or to direct the disposition of:
                                Invik: 940,468 Common Shares
                                Kinnevik: 17,398,300 Common Shares
                                The estate of Mr. Stenbeck: 58,636 Common Shares

                         (iv) shared power to dispose or to direct the disposition of: 0 Common Shares

                  Certain Relationships. Invik owns, directly and indirectly, 32.7% of the voting power and 13.6% of the capital of Kinnevik. Given the size of its holdings, Invik could be deemed under the U.S. securities laws to control Kinnevik and to be the beneficial owner of the Common Shares owned by Kinnevik, although Invik, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, disclaims such beneficial ownership.

                  Mr. Stenbeck's estate has substantial direct or indirect shareholdings in each of those companies. At December 31, 2002, Mr. Stenbeck's estate owned, directly, 12.7% of the Class A shares of Invik (representing 11.5% of the voting power and 6.1% of the capital of Invik), and 9.4% of the Class A shares of Kinnevik (representing 7.2% of the voting power and 2.3% of the capital of Kinnevik). As a result, Mr Stenbeck's estate could be deemed to be the beneficial owner of the Millicom shares owned by Invik and Kinnevik, although Mr. Stenbeck's estate, in accordance with Rule 13d-4 under the Exchange Act, disclaims such beneficial ownership.

                  Pledges. Of the 17,356,000 Common Shares it owned as of December 31, 2002, Kinnevik has pledged 3,000,000 Common Shares against various of its borrowings.

Item 5            Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  This item is not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Kinnevik holds the Common Shares reported on this Schedule 13G through its wholly owned subsidiaries Kinnevik B.V. and Kinnevik International AB.

                  Invik holds the Common Shares reported on this Schedule 13G through its wholly owned subsidiary Invik International AB.

Item 8            Identification and Classification of Members of the Group.

                  This item is not applicable.

Item 9            Notice of Dissolution of Group.

                  This item is not applicable.

Item 10           Certifications.

                  This item is not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2003



                                             INDUSTRIFORVALTNINGS AB KINNEVIK



                                             By: /s/  Vigo Carlund
                                                --------------------------------
                                                Name:  Vigo Carlund
                                                Title: Chief Executive Officer


                                             By: /s/   Anders Fallman
                                                --------------------------------
                                                Name:  Anders Fallman
                                                Title: Managing Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2003



                                             INVIK & CO. AB



                                             By: /s/   Anders Fallman
                                                --------------------------------
                                                Name:  Anders Fallman
                                                Title: Managing Director


                                             By: /s/   Hakan Axelsson
                                                --------------------------------
                                                Name:  Hakan Axelsson
                                                Title: Deputy Managing Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2003



                                             THE ESTATE OF JAN H. STENBECK


                                             By: /s/   Henri Hellinckx
                                                --------------------------------
                                                Name:   Henri Hellinckx
                                                Title:  Maitre en droit

Exhibit A
                                  Exhibit Index

Number     Description                                                  Page
------     -----------                                                  ----

(a) Joint Filing Agreement, dated as of February 12, 2003, between the estate of Jan H. Stenbeck, Invik & Co. AB and Industriforvaltnings AB Kinnevik.

                             JOINT FILING AGREEMENT


                  JOINT FILING AGREEMENT, (the "Agreement"), dated as of February 12, 2003 among THE ESTATE OF JAN H. STENBECK (the "Estate"), INVIK & Co. AB, a company organized under the laws of Sweden ("Invik") and INDUSTRIFORVALTNINGS AB KINNEVIK, a company organized under the laws of Sweden ("Kinnevik").

                               W I T N E S S E T H

                  WHEREAS, as of the date hereof, each of the Estate, Invik and Kinnevik is filing a Schedule 13G under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the securities of Millicom International Cellular S.A., a company organized under the laws of Luxembourg (the "Schedule 13G");

                  WHEREAS, each of the Estate, Invik and Kinnevik is individually eligible to file the Schedule 13G;

                  WHEREAS, each of the Estate, Invik and Kinnevik wishes to file the Schedule 13G and any amendments thereto jointly, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

                  NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

                  1. The Estate, Invik and Kinnevik hereby agree that the
Schedule 13G is, and any amendments thereto will be, filed on behalf of each of the Estate, Invik and Kinnevik pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

                  2. The Estate hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, the Estate is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning the Estate contained therein, and is not responsible for the completeness and accuracy of the information concerning Invik or Kinnevik contained therein, unless the Estate knows or has reason to know that such information is inaccurate.

                  3. Kinnevik hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, Kinnevik is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning Kinnevik contained therein, and is not responsible for the completeness and accuracy of the information concerning the Estate or Invik contained therein, unless Kinnevik knows or has reason to know that such information is inaccurate.

                  4. Invik hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, Invik is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning Invik contained therein, and is not responsible for the completeness and accuracy of the information concerning the Estate or Kinnevik contained therein, unless Invik knows or has reason to know that such information is inaccurate.

                  5. Each of the Estate, Invik and Kinnevik hereby agree that this Agreement shall be filed as an exhibit to the Schedule 13G, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

                  IN WITNESS WHEREOF, the parties have caused this Agreement to executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

                                             THE ESTATE OF JAN H. STENBECK



                                             /s/  Henri Hellinckx
                                             --------------------
                                             Name:  Henri Hellinckx
                                             Title: Maitre en droit

                                             INVIK & CO. AB



                                             By: /s/  Anders Fallman
                                                --------------------------------
                                                Name:  Anders Fallman
                                                Title: Managing Director


                                             By: /s/  Hakan Axelsson
                                                --------------------------------
                                                Name:  Hakan Axelsson
                                                Title:  Deputy Managing Director


                                             INDUSTRIFORVALTNINGS AB KINNEVIK



                                             By: /s/  Vigo Carlund
                                                --------------------------------
                                                Name:  Vigo Carlund
                                                Title: Chief Executive Officer


                                             By: /s/  Anders Fallman
                                                --------------------------------
                                                Name:  Anders Fallman
                                                Title: Managing Director